UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. ____)*
SunLink Health Systems, Inc.

(Name of Issuer)
Common Stock, without par value

(Title of Class of Securities)
86737U102

(CUSIP Number)
Jared S. Bluestein
Berggruen Holdings North America Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200
November 7, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Medici I Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Resurgence Health Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia, United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Phillip H. Eastman, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Anne S. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the common stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”). The principal executive offices of the Issuer are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339.
Item 2. Identity and Background.
     (a)-(c) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company (“BHNA”), Medici I Investments Corp., a BVI business company (“Medici”), Berggruen Holdings Ltd., a BVI business company (“Berggruen Holdings”), Tarragona Trust, a BVI trust (“Tarragona”), Nicolas Berggruen, a United States citizen (“Berggruen” and, collectively with BHNA, Medici, Berggruen Holdings and Tarragona, the “Berggruen Parties”), Resurgence Health Group, LLC, a Georgia limited liability company (“Resurgence”), Phillip H. Eastman, a United States citizen (“Eastman”), and Anne S. Thompson, a United States citizen (“Thompson” and, collectively with Resurgence and Eastman, the “Resurgence Parties”). Each of the Berggruen Parties and the Resurgence Parties is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
     Certain of the Berggruen Parties previously filed with the Commission a Schedule 13G with respect to 482,740 shares of Common Stock on January 3, 2007 pursuant to Rule 13d-1(c) under the Exchange Act. As of such date, such 482,740 shares of Common Stock represented approximately 6.6% of the Issuer’s outstanding Common Stock (based on the number of shares of Common Stock reported by the Issuer to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006). This Statement is being filed to report the formation of a group by the Berggruen Parties and the Resurgence Parties and a change in the investment intent of the Berggruen Parties.
     The Reporting Persons have formed a “group” with respect to the Common Stock within the meaning of Rule 13d-5(b)(1) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own all shares of Common Stock that may be beneficially owned by the members of the group as a whole. Accordingly, in the aggregate, the Reporting Persons may be deemed to own beneficially 704,139 shares of Common Stock, constituting approximately 9.4% of the outstanding shares of Common Stock (based on the total number of shares of Common Stock reported by the Issuer to be outstanding in the Issuer’s Annual Report on Form 10-K for its fiscal year ended June 30, 2007, as filed with the Commission on September 25, 2007). The filing of this Statement and any future amendments by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest. Furthermore, the Berggruen Parties, Resurgence and Thompson specifically disclaim beneficial ownership of the shares of Common Stock owned by Eastman, and the Resurgence Parties specifically disclaim beneficial ownership of the shares of Common Stock owned by the Berggruen Parties.
     BHNA is a direct, wholly owned subsidiary of Medici, which is a direct, wholly owned subsidiary of Berggruen Holdings. All of the outstanding capital stock of Berggruen Holdings are owned by Tarragona. The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Berggruen is a director of Berggruen Holdings.
     The principal business activity of each of BHNA, Medici and Berggruen Holdings is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. Berggruen is the founder and president of Berggruen Holdings. The principal business activity of Tarragona is that of a private investment trust formed to own all of the outstanding capital stock of Berggruen Holdings.
     The principal business address of BHNA, Medici and Berggruen Holdings is 1114 Avenue of the Americas, 41st Floor, New York, New York 10036. The principal business address of Berggruen is 9-11 Grosvenor Gardens, London, SW1W OBD, United Kingdom. The principal business address of Tarragona is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.
     Certain information with respect to the executive officers and directors of the Berggruen Parties, if applicable, is set forth on Schedule I attached hereto.
     Eastman and Thompson together indirectly own 100% of Resurgence through intermediary entities. Resurgence is wholly owned by its members, Eastman Ventures, LLLP, a Georgia limited liability limited partnership, and HealthTerms, LLC, a Georgia limited liability company. Eastman owns, directly or indirectly, 100% of the partnership interests in Eastman Ventures, LLLP, and Thompson owns 100% of the membership interests of HealthTerms, LLC.
     Resurgence’s principal business activity is to acquire and operate hospitals. Eastman’s principal occupation is chief executive officer of Resurgence, and Thompson’s principal occupation is chief operating officer of Resurgence.
     The principal business address of Resurgence, Eastman, and Thompson is 1400 Buford Highway, Building R-3, Sugar Hill, Georgia 30518.
     Certain information with respect to the executive officers and managers of Resurgence is set forth on Schedule I attached hereto.
     (d) - (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals listed on Schedule I attached hereto is a citizen of the United States, except as otherwise noted.
Item 3. Source and Amount of Funds or Other Consideration.
     The Berggruen Parties are all affiliated with Berggruen Holdings, a private investment company investing internationally in an extensive range of asset classes. The aggregate purchase price of the 704,039 shares of Common Stock beneficially owned by the Berggruen Parties (which are owned directly by BHNA) is approximately $5,968,917. The shares of Common Stock beneficially owned by the Berggruen Parties were purchased with investment capital contributed by Tarragona.
     The aggregate purchase price of the 100 shares of Common Stock beneficially owned by Eastman is approximately $615. The shares of Common Stock beneficially owned by Eastman were purchased with Eastman’s personal funds.
Item 4. Purpose of Transaction.
     Except as set forth below, the Berggruen Parties acquired the shares of Common Stock for which this Statement relates for investment in the ordinary course of business. The shares of Common Stock beneficially owned by Eastman were acquired with a view toward Resurgence’s acquisition of the Issuer. The Reporting Persons believe that the shares of Common Stock at current market prices when acquired were undervalued and represent an attractive investment opportunity.
     Certain of the Berggruen Parties previously filed with the Commission a Schedule 13G with respect to 482,740 shares of Common Stock on January 3, 2007 pursuant to Rule 13d-1(c) under the Exchange Act. As of such date, such 482,740 shares of Common Stock represented approximately 6.6% of the Issuer’s outstanding Common Stock (based on the number of shares of Common Stock reported by the Issuer to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006). This Statement is being filed to report the formation of a group by the Berggruen Parties and the Resurgence Parties and a change in the investment intent of the Berggruen Parties.
     On November 7, 2007, Resurgence and its financial partner, Berggruen Holdings, submitted to the Issuer a written proposal to acquire the Issuer through a statutory cash merger in which the holders of the outstanding shares of Common Stock would receive $7.50 in cash for each outstanding share of Common Stock held of record on the date the merger becomes effective (the “Proposal”). The Proposal states that Berggruen Holdings and/or one or more of its affiliates would provide the financing in connection with the Proposal. Each of the Reporting Persons intends to participate in the Proposal.
     Other than as set forth herein and in the Proposal and as would result from the transactions contemplated by the Proposal, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in clauses (a)

through (j) of Item 4 of Schedule 13D.
     No assurances can be given that any agreement with the Issuer relating to the Proposal will be entered into or that the transactions contemplated by the Proposal will be consummated. The Proposal provides that, except with respect to certain fee reimbursement provisions contained in the Proposal, no binding obligation shall arise with respect to the Proposal unless and until mutually acceptable definitive transaction documentation has been executed and delivered.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal, a copy of which is filed with this Statement as Exhibit 4 and is incorporated herein in its entirety by reference.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,514,784 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Annual Report on Form 10-K for its fiscal year ended June 30, 2007, as filed with the Commission on September 25, 2007.
     As of November 7, 2007, BHNA directly beneficially owned 704,039 shares of Common Stock, constituting approximately 9.4% of the outstanding Common Stock. By virtue of their relationships with BHNA discussed in Item 2 above, each of Medici, Berggruen Holdings, Tarragona and Berggruen may be deemed to beneficially own the 704,039 shares of Common Stock directly beneficially owned by BHNA.
     As of November 7, 2007, Eastman beneficially owned 100 shares of Common Stock, constituting less than 1% of the outstanding Common Stock.
     The Reporting Persons have formed a “group” with respect to the Common Stock within the meaning of Rule 13d-5(b)(1) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own all shares of Common Stock that may be beneficially owned by the members of the group as a whole. Accordingly, in the aggregate, the Reporting Persons may be deemed to own beneficially 704,139 shares of Common Stock, constituting approximately 9.4% of the outstanding shares of Common Stock. The filing of this Statement and any future amendments by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest. Furthermore, the Berggruen Parties, Resurgence and Thompson specifically disclaim beneficial ownership of the shares of Common Stock owned by Eastman, and the Resurgence Parties specifically disclaim beneficial ownership of the shares of Common Stock owned by the Berggruen Parties.

     (b) By virtue of their relationships discussed in Item 2 above, each of BHNA, Medici, Berggruen Holdings, Tarragona and Berggruen has shared power to vote and dispose of the shares of Common Stock directly beneficially owned by BHNA.
     Eastman has sole power to vote and dispose of the shares of Common Stock that he directly beneficially owns. Eastman does not have power, shared or otherwise, to vote or dispose of or direct the vote or disposition of any other shares of Common Stock. Resurgence and Thompson do not have sole or shared power to vote or dispose of (or direct the vote or disposition of) any shares of Common Stock.
     (c) There were no transactions in the Common Stock by the Reporting Persons or any person named in Schedule I annexed hereto during the past 60 days, except that Eastman purchased 100 shares of Common Stock on October 16, 2007 at a price of $6.15 per share for a total of $615. Such purchase was made in the open market on the American Stock Exchange through a broker.
     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The disclosures contained in Items 4 and 5 of this Statement are incorporated herein in their entirety by reference.
     Each of the Reporting Persons is a party to a Joint Filing Agreement, dated November 7, 2007 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission. A copy of the Joint Filing Agreement is filed with this Statement as Exhibit 1 and is incorporated herein in its entirety by reference.
     The Reporting Persons have agreed in principle to act as a group in connection with the actions described in Item 4 above. This arrangement is not the subject of a written agreement among the Reporting Persons and may be modified or terminated at any time at the sole discretion of the Reporting Persons.
     Except as otherwise set forth herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Statement, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Schedule I	Certain information with respect to the executive officers and directors of the Berggruen Parties and the executive officers and managers of Resurgence.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated November 7, 2007.

Exhibit 2	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein.

Exhibit 3	Limited Power of Attorney, dated August 10, 2007, given by Nicolas Berggruen to Jared Bluestein.

Exhibit 4	Letter dated November 7, 2007 from Resurgence Health Group, LLC to the Issuer.

15

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: November 7, 2007

Berggruen Holdings North America Ltd.
By:	/S/ Jared S. Bluestein
Name:	Jared S. Bluestein
Title:	Director

Medici I Investments Corp.
By:	/S/ Jared S. Bluestein
Name:	Jared S. Bluestein
Title:	Director

Berggruen Holdings Ltd.
By:	/S/ Jared S. Bluestein
Name:	Jared S. Bluestein
Title:	Director

Tarragona Trust By: Maitland Trustees Limited, as Trustee
By:	/S/ Jared S. Bluestein
Name:	Jared S. Bluestein
Title:	Authorized Signatory

*
Nicolas Berggruen

Resurgence Health Group, LLC
By:	/s/ Phillip H. Eastman, III
Name:	Phillip H. Eastman, III
Title:	Chief Executive Officer

/s/ Phillip H. Eastman, III
Phillip H. Eastman, III

/s/ Anne S. Thompson
Anne S. Thompson

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Limited Power of Attorney executed by Nicolas Berggruen.

Dated: November 7, 2007	*By:	/s/ Jared S. Bluestein, Attorney in Fact
Jared S. Bluestein

SCHEDULE I
Berggruen Holdings North America Ltd.
     Set forth below is the name and business address of each director of Berggruen Holdings North America Ltd. There are no executive officers of Berggruen Holdings North America Ltd. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens London, SW1W OBD United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas 41st Floor New York, NY 10036

Graham Cook	Director	Mill Mall PO Box 964 Road Town, Tortola British Virgin Islands
Medici I Investments Corp.
     Set forth below is the name and business address of each director of Medici I Investments Corp. There are no executive officers of Medici I Investments Corp. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens London, SW1W OBD United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas 41st Floor New York, NY 10036

Graham Cook	Director	Mill Mall PO Box 964 Road Town, Tortola British Virgin Islands

Berggruen Holdings Ltd.
     Set forth below is the name and business address of each director of Berggruen Holdings Ltd. There are no executive officers of Berggruen Holdings Ltd. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens London, SW1W OBD United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas 41st Floor New York, NY 10036

Graham Cook	Director	Mill Mall PO Box 964 Road Town, Tortola British Virgin Islands
Resurgence Health Group, LLC
     Set forth below is the name, title and business address of each executive officer and manager of Resurgence Health Group, LLC. Each executive officer and manager is a United States citizen.

Name	Title	Address
Phillip H. Eastman, III	Manager & Chief Executive Officer	1400 Buford Highway Building R-3 Sugar Hill, Georgia 30518

Anne S. Thompson	Manager & Chief Operating Officer	1400 Buford Highway Building R-3 Sugar Hill, Georgia 30518